UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2022

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.
Publicly-Held Company with Authorized Capital
CNPJ/ME: 90.400.888/0001-42
NIRE: 35.300.332.067

NOTICE TO THE MARKET

Banco Santander (Brasil) S.A. (“Santander Brasil”), in attendance to the Official Letter, B3 94/2022-SLS received on January 25, 2022, through which B3 SA – Brasil, Bolsa, Balcão (“B3”) requests a statement on the atypical fluctuations of the Company's securities as per the communication below:

“In view of the latest fluctuations recorded with the securities issued by this company, the number of trades and the amount traded, as below, we request that you be informed, until 01/27/2022, if there is any fact known to you. that can justify them.

ON Shares
Prices (R$ by shares)
Date	Opening	Min	Max	Avg	Closing	Fluctuation. %	Nº of trades	Amount	Volume (R$)
12/01/2022	14,82	14,42	14,92	14,52	14,52	-2,09	763	109.300	1.587.294,00
13/01/2022	14,55	14,48	15,17	14,92	14,63	0,75	547	75.500	1.126.086,00
14/01/2022	14,70	14,70	15,08	14,97	14,98	2,39	227	39.400	589.971,00
17/01/2022	14,98	14,68	15,07	14,83	14,99	0,06	144	18.500	274.342,00
18/01/2022	14,80	14,70	14,99	14,82	14,94	-0,33	194	31.900	472.817,00
19/01/2022	15,00	14,88	15,15	15,08	15,08	0,93	156	30.900	465.984,00
20/01/2022	15,05	14,80	15,14	14,94	14,88	-1,32	405	66.100	987.356,00
21/01/2022	14,88	14,79	15,15	14,95	14,92	0,26	203	31.900	476.846,00
24/01/2022	14,79	14,48	14,97	14,65	14,89	-0,20	510	70.500	1.032.860,00
25/01/2022*	14,71	14,64	15,61	15,29	15,55	4,43	625	98.300	1.503.237,00

PN Shares
Prices (R$ by shares)
Date	Date	Date	Date	Date	Date	Date	Date	Date	Date
12/01/2022	16,58	16,01	16,72	16,18	16,19	-2,23	855	124.200	2.009.097,00
13/01/2022	16,01	16,00	17,00	16,58	16,72	3,27	535	86.900	1.440.702,00
14/01/2022	16,79	16,60	16,97	16,76	16,80	0,47	241	37.600	630.269,00
17/01/2022	16,56	16,40	16,81	16,62	16,81	0,05	151	23.100	383.900,00
18/01/2022	16,81	16,51	16,84	16,67	16,61	-1,18	262	39.800	663.647,00
19/01/2022	16,57	16,54	16,95	16,79	16,59	-0,12	234	41.300	693.605,00
20/01/2022	16,59	16,35	16,67	16,46	16,40	-1,14	534	105.400	1.734.508,00
21/01/2022	16,36	16,28	16,88	16,63	16,87	2,86	228	44.500	740.237,00
24/01/2022	16,87	16,33	16,87	16,48	16,41	-2,72	476	107.500	1.771.509,00
25/01/2022*	16,43	16,38	17,74	17,03	17,74	8,10	638	107.300	1.828.178,00

UNIT Shares
Prices (R$ by shares)
Date	Date	Date	Date	Date	Date	Date	Date	Date	Date
12/01/2022	31,40	30,36	31,66	30,76	30,60	-2,60	16.203	3.963.100	121.890.456,00
13/01/2022	30,58	30,21	32,13	31,50	31,50	2,94	11.345	3.458.700	108.937.097,00
14/01/2022	31,62	31,55	32,02	31,79	31,86	1,14	6.462	1.387.300	44.099.299,00
17/01/2022	31,78	31,07	32,03	31,54	31,69	-0,53	9.143	1.911.800	60.298.937,00
18/01/2022	31,48	31,16	31,71	31,48	31,46	-0,72	13.633	3.344.000	105.259.495,00

19/01/2022	31,33	31,33	32,07	31,79	31,52	0,19	8.375	2.169.500	68.971.375,00
20/01/2022	31,55	31,11	31,85	31,30	31,17	-1,11	9.743	2.556.100	80.002.065,00
21/01/2022	31,16	31,11	32,10	31,62	31,43	0,83	9.667	2.363.200	74.719.809,00
24/01/2022	31,70	30,81	31,93	31,15	31,18	-0,79	9.382	2.050.100	63.864.569,00
25/01/2022*	30,95	30,95	33,38	32,60	33,37	7,02	20.946	5.713.200	186.267.757,00

*Updated until 5h45 PM.”

The Company clarifies that it regularly monitors the behavior of its securities, as well as market movements in general. In this sense, it is possible to infer that the market as a whole presented a growth of 10% in volume over the average of the last 3 months. Additionally, when analyzing the transactions with the Santander Brasil’s securities, as well as the transactions with the securities of other issuers in the same segment, it can be seen that the average of the volumes recorded in the period from 01/12/2022 to 01/25/2022 is in line with the averages of business volumes carried out in the last 90, 180 and 360 days.

The Company has not yet identified any movement outside the normal course of its business that represented or could result in an out of ordinary variation in its volume of transactions. On this occasion, it is important to highlight that the Company has been in its restricted period to negotiate with its managers and employees since January 3rd, due to the fact that it is in the 30 days prior to the publication of the results for 4Q21 and for the fiscal year ended on 31 December 2021, which is why, among the positions indicated in the tables above, there is no movement on the part of its controllers and managers.

The Company concludes, based on the information it has at the present date, that the domestic market is going through a period of growth and that Santander Brasil has been capturing part of this growth based on its usual course of business.

In view of the above-mentioned Official Letter, we renew on this occasion our highest assurances of distinguished esteem and sincere consideration, and we remain at your disposal to resolve any doubts and additional requests.

São Paulo, January 27, 2022.

Angel Santodomingo Martell

Investor Relations Officer

BANCO SANTANDER (BRASIL) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: January 27, 2022

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer